UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                    _____________________________

                            SCHEDULE 13D
                           (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         (Amendment No. 2)*

                           Agritope, Inc.
        -----------------------------------------------------
                          (Name of issuer)

               Common Stock, $.01 par value per share
        -----------------------------------------------------
                   (Title of class of securities)

                              00855D107
        -----------------------------------------------------
                           (CUSIP Number)

                           Pierre Lefebvre
                        Vilmorin Clause & Cie
                               B.P. 1
                        63720 Chappes, France
                        011-33-4-73-63-43-72

                           with a copy to:
                  Piper Marbury Rudnick & Wolfe LLP
                     1251 Avenue of the Americas
                    New York, New York 10020-1104
                 Attention: Garry P. McCormack, Esq.
                            212-835-6210
            ---------------------------------------------
      (Name, address and telephone number of person authorized
               to receive notices and communications)

                          September 6, 2000
        -----------------------------------------------------
       (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00855D107               13D                   Page 2 of 11 Pages

----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     American Bio Corp.                         IRS ID. No. 36-3087046
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF       651,785

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        0
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         651,785
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                  0
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      651,785
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*                                                              |_|


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO
----------------------------------------------------------------------------
               SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 00855D107               13D                    Page 3 of 11 Pages

----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Vilmorin Clause & Cie
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF       651,785

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        0
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         651,785
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                  0
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      651,785
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*                                                               |_|


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO
----------------------------------------------------------------------------
               SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 00855D107               13D                   Page 4 of 11 Pages

----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Groupe Limagrain Holding S.A.
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF       651,785

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        0
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         651,785
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                  0
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      651,785
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*                                                              |_|


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO
----------------------------------------------------------------------------
               SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 00855D107            13D                 Page 5 of 11 Pages

----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Societe Cooperative Agricole Limagrain
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF       651,785

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        0
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         651,785
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                  0
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      651,785
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*                                                              |_|


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, OO
----------------------------------------------------------------------------
               SEE INSTRUCTIONS BEFORE FILLING OUT*

      This Amendment No. 2 amends and supplements the Statement on
Schedule 13D, dated September 28, 1999, as amended by Amendment No. 1 dated December 31, 1999 (as so amended, the "Schedule 13D"), filed by Vilmorin Clause & Cie, a French societe anonyme ("Vilmorin"), Groupe Limagrain Holding S.A., a French societe anonyme ("Groupe Limagrain"), and Societe Cooperative Agricole Limagrain, a French agricultural cooperative (the "Cooperative"), with respect to the Common Stock, $.01 par value per share (the "Common Stock"), of Agritope, Inc., a Delaware corporation ("Agritope"). American Bio Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Vilmorin ("American Bio"), joins in this filing. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.    Security and Issuer

      Item 1 of the Schedule 13D is hereby amended by deleting the second paragraph thereof in its entirety and replacing it with following paragraph:

      None of the persons filing this Schedule 13D is a direct owner of any shares of Common Stock. All shares of Common Stock that are the subject of this Schedule 13D are indirectly beneficially owned by virtue of American Bio Corp.'s record ownership of shares of Agritope's Series A Convertible Preferred Stock (the "Series A Preferred Stock") and warrants to purchase shares of Series A Preferred Stock (the "Warrants"). Each share of Series A Preferred Stock is convertible into one share of Common Stock, subject to adjustment upon the occurrence of certain events, and is convertible into Common Stock at any time at the election of the holder. The Warrants may be exercised at any time prior to September 28, 2004, at an exercise price of $7.00 per share of Series A Preferred Stock, subject to adjustment upon the occurrence of certain events.

Item 2.   Identity and Background

      Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraphs:

      (a), (b), (c), (f) This Schedule 13D is also filed by
American Bio Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Vilmorin ("American Bio"). American
Bio's principal business address is c/o Harris Moran Seed Company, 555 Codoni Avenue, Modesto, California 95352-4938. American Bio's principal business is to hold shares of Vilmorin's U.S.
subsidiaries.

      Set forth below are the name and present principal occupation or employment of each executive officer and director of American
Bio. Each individual listed below is a citizen of France and has a business address at B.P. 1, 63720 Chappes, France.

Name                      Present Principal Occupation or Employment
----                      ------------------------------------------

Directors
---------

Gerard Renard             Farmer
Jean-Denis Poulet         Farmer
Francois Deloche          Farmer
Raoul Faure               Farmer
Francois Heyraud          Farmer
Pierre Lefebvre           Deputy CEO, Groupe Limagrain
Pascal Viguier            Farmer

Executive Officers

Gerard Renard             Farmer, Chairman of the Board, American Bio
Jean-Denis Poulet         Farmer, Vice Chairman of the Board, American Bio
Francois Heyraud          Farmer, Vice Chairman of the Board, American Bio
Pierre Lefebvre           Vice President, American Bio; Deputy CEO,
                          Groupe Limagrain
Daniel Jacquemond         Treasurer, American Bio


      (d) During the last five years, neither American Bio nor, to the best of its knowledge, any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither American Bio nor, to the best of its knowledge, any of its directors or executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

      Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

      On September 6, 2000, Vilmorin contributed to the capital of American Bio, its wholly-owned subsidiary, all of Vilmorin's interest in Agritope, consisting of 564,285 shares of Series A Preferred Stock and 87,500 Warrants. No consideration was paid by American Bio for the securities.

Item 4.   Purpose of Transaction

      Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

      The responses to Items 3, 5 and 6 of this statement are incorporated herein by reference.

      Each of the persons filing this Schedule 13D currently holds its direct or indirect interest in Agritope for investment purposes. The persons filing this Schedule 13D intend to continuously review their position in Agritope and, depending on future evaluations of the business prospects of Agritope and on other developments, including but not limited to general economic and business conditions and stock market conditions, may retain or from time to time increase their respective holdings or dispose of all or a portion of their holdings in Agritope, subject to any applicable legal and contractual restrictions on their ability to do so.

      Except as set forth in this Schedule 13D, none of the persons filing this Schedule 13D has any present plans or proposals which relate to or would result in: (a) any acquisition by any person of additional securities of Agritope, or any disposition of securities of Agritope, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Agritope or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Agritope or any of its subsidiaries; (d) any change in the present board of directors or management of Agritope, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)any material change in the present capitalization or dividend policy of Agritope; (f)any other material change in Agritope's business or corporate structure; (g) any changes in Agritope's charter, by-laws or corresponding instruments or other actions which may impede the acquisition of control of Agritope by any person; (h) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Agritope; (i) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of Agritope; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

      The responses to Items 3, 4 and 6 of this statement are incorporated herein by reference.

      As of the date hereof, American Bio directly beneficially owns, and each of Vilmorin, Groupe Limagrain and the Cooperative indirectly beneficially owns, an aggregate of 651,785 shares of Series A Preferred Stock, consisting of the following securities that were transferred to American Bio by Vilmorin on September 6, 2000: (i) 214,285 shares of Series A Preferred Stock that Vilmorin purchased in connection with a research and development collaboration between Agritope and Vilmorin in December 1997; plus
(ii) 500,000 shares of Series A Preferred Stock that Vilmorin purchased pursuant to the Unit Purchase Agreement; plus
(iii) Warrants to purchase an additional 125,000 shares of Series A Preferred Stock that Vilmorin also purchased pursuant to the Unit Purchase Agreement; less (iv) 150,000 shares of Series A Preferred Stock and 37,500 Warrants that Vilmorin transferred to Hazera on December 31, 1999, pursuant to the Letter Agreement.

      The shares of Series A Preferred Stock are convertible into shares of Common Stock pursuant to Section 6 of the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock of Agritope, Inc. (the "Certificate of Designation"), which sets forth a formula for determining the number of shares of Common
Stock issuable, as at any date, upon conversion of the Series A Preferred Stock. Under the Certificate of Designation, each share of Series A Preferred Stock is currently convertible at the option of the holder into one share of Common Stock. Accordingly, the shares of Series A Preferred Stock beneficially owned by the persons filing this Schedule 13D, together with the shares of
Series A Preferred Stock issuable upon exercise of the Warrants, are currently convertible into 651,785 shares of Common Stock.
Each of American Bio, directly, and Vilmorin, Groupe Limagrain and the Cooperative, indirectly, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the
651,785 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock beneficially owned by them. These 651,785 shares of Common Stock represent approximately 13.6% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and based on there being 4,130,697 shares of Common Stock outstanding as of June 30, 2000.

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any securities of Agritope that are beneficially owned by the persons filing this Schedule 13D.

Item 7.   Material to be Filed as Exhibits

      Item 7 of the Schedule 13D is hereby amended by deleting the third paragraph thereof in its entirety and replacing it with following paragraph:

      Exhibit 99.3   Joint  Filing   Agreement  among  American  Bio,
Vilmorin,  Groupe  Limagrain  and the  Cooperative  pursuant  to Rule
13d-1(k).


               [REMAINDER OF PAGE INTENTIONALLY BLANK]

                              Signature

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated:  September 30, 2000

                                  American Bio Corp

                                  By:  /s/     Pierre Lefebvre
                                    Name: Pierre Lefebvre
                                    Title:     CEO

                                  Vilmorin Clause & Cie

                                  By:  /s/     Pierre Lefebvre
                                    Name: Pierre Lefebvre
                                    Title:     CEO

                                  Groupe Limagrain Holding S.A.

                                  By:  /s/     Alain Catala
                                    Name: Alain Catala
                                    Title:     CEO

                                  Societe Cooperative Agricole
                                  Limagrain

                                  By:  /s/     Alain Catala
                                    Name: Alain Catala
                                    Title:     CEO